UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MTech Acquisition Corp.

(Name of Issuer)

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

55378W107

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55378W107

1.	Names of Reporting Persons Zoe Partners Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 577,830
7. Sole Dispositive Power 0
8. Shared Dispositive Power 577,830

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 577,830
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.6%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 55378W107

1.	Names of Reporting Persons Zoe Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 577,830
7. Sole Dispositive Power 0
8. Shared Dispositive Power 577,830

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 577,830
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.6%
12.	Type of Reporting Person (See Instructions) OO, HC

CUSIP No. 55378W107

1.	Names of Reporting Persons Andrew D. Fredman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 577,830
7. Sole Dispositive Power 0
8. Shared Dispositive Power 577,830

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 577,830
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.6%
12.	Type of Reporting Person (See Instructions) IN, HC

Item 1(a)	Name of issuer:

MTech Acquisition Corp. (the “Issuer”)

Item 1(b)	Address of issuer’s principal executive offices:

10124 Foxhurst Court, Orlando, Florida 32836

Item 2(a)	Name of person filing:

This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) is being filed jointly by the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Zoe Partners Limited Partnership (“Zoe Partners”);
(ii)	Zoe Holdings LLC (“Zoe Holdings”); and
(iii)	Andrew D. Fredman.

Zoe Partners is the direct beneficial owner of the shares of the Issuer’s Class A common stock, $0.0001 par value per share (“Class A common stock”), reported herein. Each of Zoe Holdings and Mr. Fredman may be deemed to indirectly beneficially own the shares of the Issuer’s Class A common stock held by Zoe Partners.

Item 2(b)	Address of principal business office or, if none, residence:

The address of the principal business office of each Reporting Person is 7800 Red Road, Suite 308, Miami, Florida 33143.

Item 2(c)	Citizenship:

Zoe Partners is a Texas limited partnership. Zoe Holdings is a Texas limited liability company. Mr. Fredman is a United States citizen.

Item 2(d)	Title of class of securities:

Class A common stock, $0.0001 par value per share

Item 2(e)	CUSIP No.:

55378W107

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment companyunder section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4	Ownership

(a)	Amount beneficially owned:

As of the close of business on January 25, 2019, each Reporting Person may be deemed to beneficially own 577,830 shares of the Issuer’s Class A common stock.

(b)	Percent of class:

According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, as of November 13, 2018, there were 5,993,750 shares of the Issuer’s Class A common stock and 1,437,500 shares of the Issuer’s Class B common stock, par value $0.0001 per share (“Class B common stock”), issued and outstanding. Based on such outstanding share amounts, as of the close of business on January 25, 2019, each Reporting Person may be deemed to beneficially own shares of the Issuer’s Class A common stock representing approximately 9.6% of the issued and outstanding shares of the Issuer’s Class A common stock and approximately 7.8% of the total issued and outstanding shares of the Issuer’s Class A common stock and Class B common stock.

(c)	Number of shares as to which the person has:

As of the close of business on January 25, 2019, each Reporting Person has sole or shared voting or dispositive power over the following number of shares of the Issuer’s Class A common stock:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 577,830

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 577,830

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

February 12, 2019
Date

Zoe Partners Limited Partnership

By: Zoe Holdings LLC, its General Partner

By:	/s/ Andrew D. Fredman
Name: Andrew D. Fredman
Title: Manager

Zoe Holdings LLC

By:	/s/ Andrew D. Fredman
Name: Andrew D. Fredman
Title: Manager

Andrew D. Fredman

/s/ Andrew D. Fredman

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Joint Filing Agreement (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on September 24, 2018 by the Reporting Persons with the Securities and Exchange Commission)